June 27, 2012

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Target Corporation

Form 10-K for the Fiscal Year Ended January 28, 2012

Filed March 15, 2012

File No. 001-06049

Dear Ms. Ransom:

This is in response to your letter dated June 14, 2012. Following this introductory section is a specific response to your comment in that letter, with your comment in italics preceding the response.

As a company, we place a high priority on providing clear and useful disclosures to the readers of our SEC filings, and we always welcome the opportunity to review our practices in an effort to make our disclosures even better.

Risk Factors, page 2

If we fail to protect the security of personal information about our guests . . . , page 7

1.              We note your disclosure that “if [you] experience a data security breach, [you] could be exposed to” adverse consequences.  Please tell us whether any such breaches have occurred in the past.  If so, in your next quarterly report on Form 10-Q, please revise your disclosure to state that you have experienced such breaches in order to provide the proper context for your risk factor disclosures.  Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Target’s Response

In connection with the preparation of our risk factor disclosure, we considered the Division of Corporation Finance’s Disclosure Guidance Topic No. 2, and we believe our risk factors, as currently drafted, adequately describe the nature of the risks we face relating to data security. Specifically, we reviewed the nature, severity and frequency of the data security incidents we have experienced and concluded that these incidents would not, individually or in the aggregate, be considered important by a reasonable investor with respect to an investment decision concerning our company. We will continue to monitor the data security incidents we may experience in the future, and the effectiveness of our security measures, and update our risk factors and related disclosures as may be appropriate.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of our response.

Sincerely,

/s/ John J. Mulligan

John J. Mulligan
Executive Vice President and Chief Financial Officer